United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933) OR IN OR INTO AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW.

América Móvil announces the completion of the placement by its Dutch subsidiary

América Móvil B.V. of €750 million guaranteed, secured bonds mandatorily exchangeable into ordinary shares of Koninklijke KPN N.V.

Mexico City, Mexico, September 10, 2015. América Móvil, S.A.B. de C.V. (“AMX”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announces that its wholly-owned Dutch subsidiary América Móvil B.V. (the “Issuer”) has completed the placement of EUR 750 million principal amount of guaranteed secured bonds (the “Bonds”) mandatorily exchangeable into ordinary shares of Koninklijke KPN N.V. (“KPN”) (the “Mandatory Exchangeable Bond Offering”). In line with market practice for equity-linked transactions in Europe, the Bonds were placed with institutional investors outside the U.S. in accordance with Regulation S under the U.S. Securities Act of 1933, as amended.

The Bonds will have a maturity of 3 years and will pay a coupon of 5.5 per cent per annum payable quarterly in arrear, as well as an additional interest corresponding to 85 per cent of the gross amount of cash dividends and distributions paid in relation to the underlying KPN ordinary shares (the “KPN Shares”). The minimum exchange price at which the Bonds could be exchanged for KPN Shares will correspond to the volume-weighted average price of the KPN Shares on Euronext Amsterdam on September 10, 2015 (the “Reference Price”). The Reference Price is expected to be announced later today via a separate press release. The maximum exchange price will be 27.5 per cent over the Reference Price.

The number of KPN Shares included in the initial exchange property will be fixed later today by dividing the principal amount of the Bonds by the Reference Price (the “Exchange Property”). The Exchange Property will be subject to any adjustments required under the terms and conditions of the Bonds. English law security will be granted over the Exchange Property in favour of the bond trustee, on behalf of the holders. The Mandatory Exchangeable Bond Offering is expected to close on September 17, 2015.

If not previously exchanged, the Bonds will be exchanged for KPN Shares on the maturity date, expected to be September 17, 2018. Upon exchange, the Issuer will have the flexibility to settle in cash, deliver the underlying KPN Shares or a combination thereof.

Following pricing, the Issuer and AMX have agreed not to place any further KPN Shares in the market for a period beginning today and ending 90 days following the closing of the Mandatory Exchangeable Bond Offering, subject to customary exceptions. The Issuer will use the proceeds from the Mandatory Exchangeable Bond Offering for general corporate purposes.

An application will be made to admit the Bonds to trading on an internationally recognised, regularly operating, regulated or non-regulated, stock exchange as determined by AMX.

Deutsche Bank AG, London Branch is acting as Bookrunner, Merrill Lynch International is acting as Co-Lead Manager (together with the Bookrunner, the “Managers”).

Disclaimer

NEITHER THIS PRESS RELEASE NOR ANY COPY OF IT MAY BE TAKEN OR TRANSMITTED INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA. THE DISTRIBUTION OF THIS PRESS RELEASE IN OTHER JURISDICTIONS MAY BE RESTRICTED BY LAW AND PERSONS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES SHOULD INFORM THEMSELVES ABOUT AND OBSERVE ANY SUCH RESTRICTIONS. BY ACCEPTING THIS PRESS RELEASE POTENTIAL INVESTORS AGREE TO BE BOUND BY THE FOREGOING INSTRUCTIONS.

THE SECURITIES MENTIONED IN THIS PRESS RELEASE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS SUCH TERMS ARE DEFINED IN REGULATION S UNDER THE SECURITIES ACT) ABSENT REGISTRATION OR AN EXEMPTION FROM THE APPLICABLE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION.

THIS PRESS RELEASE IS DIRECTED EXCLUSIVELY AT MARKET PROFESSIONALS AND INSTITUTIONAL INVESTORS, BEING “QUALIFIED INVESTORS” WITHIN THE MEANING OF THE PROSPECTUS DIRECTIVE. IT IS FOR INFORMATION PURPOSES ONLY AND IS NOT TO BE RELIED UPON IN SUBSTITUTION FOR THE EXERCISE OF INDEPENDENT JUDGEMENT. IT IS NOT INTENDED AS INVESTMENT ADVICE AND UNDER NO CIRCUMSTANCES IS IT TO BE USED OR CONSIDERED AS AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY NOR IS IT A RECOMMENDATION TO BUY OR SELL ANY SECURITY.

THIS PRESS RELEASE AND THE OFFERING WHEN MADE ARE ONLY ADDRESSED TO, AND DIRECTED IN, MEMBER STATES OF THE EUROPEAN ECONOMIC AREA (THE “EEA”) AT PERSONS WHO ARE “QUALIFIED INVESTORS” WITHIN THE MEANING OF ARTICLE 2(1)(E) OF THE PROSPECTUS DIRECTIVE (“QUALIFIED INVESTORS”). FOR THESE PURPOSES, THE EXPRESSION “PROSPECTUS DIRECTIVE” MEANS DIRECTIVE 2003/71/EC (AND AMENDMENTS THERETO, INCLUDING THE 2010 PD AMENDING DIRECTIVE), AND INCLUDES ANY RELEVANT IMPLEMENTING MEASURE IN THE MEMBER STATES AND THE EXPRESSION “2010 PD AMENDING DIRECTIVE” MEANS DIRECTIVE 2010/73/EU.

IN ADDITION, IN THE UNITED KINGDOM THIS PRESS RELEASE IS BEING DISTRIBUTED ONLY TO, AND IS DIRECTED ONLY AT, QUALIFIED INVESTORS (I) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”) AND QUALIFIED INVESTORS FALLING WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER, AND (II) TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”). THIS PRESS RELEASE MUST NOT BE ACTED ON OR RELIED ON (I) IN THE UNITED KINGDOM, BY PERSONS WHO ARE NOT RELEVANT PERSONS, AND (II) IN ANY MEMBER STATE OF THE EEA OTHER THAN THE UNITED KINGDOM, BY PERSONS WHO ARE NOT QUALIFIED INVESTORS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO (A) RELEVANT PERSONS IN THE UNITED KINGDOM AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS IN THE UNITED KINGDOM AND (B) QUALIFIED INVESTORS IN MEMBER STATES OF THE EEA (OTHER THAN THE UNITED KINGDOM).

THIS PRESS RELEASE AND ANY INFORMATION ISSUED BY THE ISSUER AND/OR AMX ON THE TERMS OF THE BONDS IS SOLELY THE RESPONSIBILITY OF THE ISSUER AND AMX RESPECTIVELY AND HAS NOT BEEN REVIEWED OR AUTHORISED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES, OR “CNBV”). THE TERMS AND CONDITIONS OF THE OFFERING OF THE BONDS WILL BE NOTIFIED TO THE CNBV FOR INFORMATION PURPOSES ONLY AND SUCH NOTICE DOES NOT CONSTITUTE A CERTIFICATION AS TO THE INVESTMENT VALUE OF THE BONDS OR THE SOLVENCY OF AMÉRICA MÓVIL, S.A.B. DE C.V. THE BONDS MAY NOT BE OFFERED OR SOLD IN MEXICO, ABSENT AN AVAILABLE EXEMPTION UNDER THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES). IN MAKING AN INVESTMENT DECISION, ALL INVESTORS, INCLUDING ANY MEXICAN CITIZEN WHO MAY ACQUIRE BONDS FROM TIME TO TIME, MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND AMX.

ANY DECISION TO PURCHASE ANY OF THE BONDS SHOULD ONLY BE MADE ON THE BASIS OF AN INDEPENDENT REVIEW BY A PROSPECTIVE INVESTOR OF THE ISSUER’S, AMX’S AND KPN’S PUBLICLY AVAILABLE INFORMATION. NONE OF THE MANAGERS NOR ANY OF THEIR RESPECTIVE AFFILIATES ACCEPT ANY LIABILITY ARISING FROM THE USE OF, OR MAKE ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF, THIS PRESS RELEASE OR THE ISSUER’S, AMX’S AND KPN’S PUBLICLY AVAILABLE INFORMATION.

EACH PROSPECTIVE INVESTOR SHOULD PROCEED ON THE ASSUMPTION THAT IT MUST BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE SECURITIES. NONE OF THE ISSUER, AMX, KPN OR THE MANAGERS MAKE ANY REPRESENTATION AS TO (I) THE SUITABILITY OF THE SECURITIES FOR ANY PARTICULAR INVESTOR, (II) THE APPROPRIATE ACCOUNTING TREATMENT AND POTENTIAL TAX CONSEQUENCES OF INVESTING IN THE BONDS OR (III) THE FUTURE PERFORMANCE OF THE SECURITIES EITHER IN ABSOLUTE TERMS OR RELATIVE TO COMPETING INVESTMENTS.

THE MANAGERS ARE ACTING ON BEHALF OF THE ISSUER AND AMX AND NO ONE ELSE IN CONNECTION WITH THE BONDS AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO CLIENTS OF THE MANAGERSOR FOR PROVIDING ADVICE IN RELATION TO THE SECURITIES.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno
Name:	Carlos José García Moreno
Title:	Attorney-in-fact